Consolidated Financial Statements

December 31, 2021

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management's Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Taseko Mines Limited. The financial information presented elsewhere in the Management's Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal control over financial reporting. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control over financial reporting. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal control over financial reporting and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company's independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

/s/ Stuart McDonald	/s/ Bryce Hamming

Stuart McDonald	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

February 22, 2022

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2021. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2021, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report immediately preceding the Company's audited consolidated financial statements for the years ended December 31, 2021 and 2020.

/s/ Stuart McDonald	/s/ Bryce Hamming

Stuart McDonald	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

February 22, 2022

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Taseko Mines Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taseko Mines Limited (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021 and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2022 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of capitalized stripping costs incurred during production

As discussed in Note 2.4(f) to the consolidated financial statements, stripping costs incurred during production that generate future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve, are capitalized as mineral property development costs. As discussed in Note 14 to the consolidated financial statements, capitalized stripping costs were $69,228 thousand for the year ended December 31, 2021.

We identified the evaluation of capitalized stripping costs incurred during production as a critical audit matter. The magnitude of costs incurred and the complexity in determining whether the costs were incurred for developing the mineral property, required a high degree of auditor judgement and significant auditor effort.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter, including controls related to the preparation of the mine plan and determination of the strip ratio reflected in the mine plan, determination of the tonnage of materials mined in the year, determination of production costs incurred and determination of the allocation of production costs to capitalized stripping costs or to inventories. We evaluated the professional qualifications, knowledge, skill, and ability of the Company's qualified persons responsible for preparing the mine plan and determining the strip ratio reflected in the mine plan. We compared the Company's historical estimates of projected production information in the mine plan to actual results to assess the accuracy of the Company's forecasting process. We assessed the strip ratios for the current year production by comparing it to the tonnage of materials mined to mine production reports. We selected a sample of production costs, examined the underlying documentation and assessed whether the expenditure related to production. We checked the accuracy of the allocation of production costs between capitalized stripping costs and inventories.

KPMG LLP (Signed)

Chartered Professional Accountants

We have served as the Company's auditor since 1999.

Vancouver, Canada
February 22, 2022

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Taseko Mines Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Taseko Mines Limited's (the "Company") internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 22, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP (Signed)

Chartered Professional Accountants

Vancouver, Canada

February 22, 2022

TASEKO MINES LIMITED

Consolidated Balance Sheets
(Cdn$ in thousands)

		December 31,	December 31,
	Note	2021	2020

ASSETS
Current assets
Cash and equivalents		236,767	85,110
Accounts receivable	11	9,604	6,689
Inventories	12	79,871	58,841
Other financial assets	13	7,014	3,583
Prepaids		3,971	2,975
		337,227	157,198

Property, plant and equipment	14	837,839	742,619
Other financial assets	13	2,902	5,298
Goodwill	15	5,227	5,250
		1,183,195	910,365

LIABILITIES
Current liabilities
Accounts payable and other liabilities	16	55,660	51,747
Current portion of long-term debt	17	18,305	17,617
Current portion of deferred revenue	18	13,441	5,604
Interest payable on senior secured notes		13,312	1,160
Current income tax payable		2,759	2,356
		103,477	78,484

Long-term debt	17	513,444	345,787
Provision for environmental rehabilitation ("PER")	19	87,571	78,983
Deferred and other tax liabilities	10c	70,186	39,060
Deferred revenue	18	45,356	47,154
Other financial liabilities	21b	4,643	3,525
		824,677	592,993

EQUITY
Share capital	20a	476,599	472,870
Contributed surplus		55,403	53,433
Accumulated other comprehensive income ("AOCI")		6,649	7,674
Deficit		(180,133)	(216,605)
		358,518	317,372
		1,183,195	910,365

Commitments and contingencies	18,23

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)

		For the years ended
		December 31,
	Note	2021	2020

Revenues	4	433,278	343,267
Cost of sales
Production costs	5	(202,886)	(224,241)
Depletion and amortization	5	(66,587)	(95,301)
Earnings from mining operations		163,805	23,725

General and administrative		(16,937)	(14,636)
Share-based compensation expense	21c	(5,507)	(5,075)
Project evaluation recovery (expense)		408	(1,397)
Gain (loss) on derivatives	7	(13,008)	1,937
Other income	8	1,483	1,495
Income before financing costs and income taxes		130,244	6,049

Finance expenses, net	9	(51,935)	(42,761)
Call premium on settlement of debt	9	(6,941)	-
Foreign exchange gain (loss)		(555)	4,092
Income (loss) before income taxes		70,813	(32,620)

Income tax recovery (expense)	10	(34,341)	9,096
Net income (loss)		36,472	(23,524)

Other comprehensive income (loss):
Items that will remain permanently in other comprehensive income (loss):
Gain (loss) on financial assets		(677)	5,360
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		(348)	(4,513)

Total other comprehensive income (loss)		(1,025)	847

Total comprehensive income (loss)		35,447	(22,677)

Earnings (loss) per share
Basic	22	0.13	(0.09)
Diluted	22	0.13	(0.09)

Weighted average shares outstanding (thousands)
Basic	22	283,593	250,529
Diluted	22	287,504	250,529

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Cash Flows
(Cdn$ in thousands)

		For the years ended
		December 31,
	Note	2021	2020

Operating activities
Net income (loss) for the year		36,472	(23,524)
Adjustments for:
Depletion and amortization		66,587	95,301
Income tax expense (recovery)	10	34,341	(9,096)
Finance expenses, net	9	51,935	42,761
Share-based compensation expense	21c	5,762	5,310
Loss (gain) on derivatives	7	13,008	(1,937)
Unrealized foreign exchange gain		(272)	(4,345)
Amortization of deferred revenue	18	(4,807)	(4,915)
Deferred revenue deposit	18	-	8,510
Call premium on settlement of debt	9	6,941	-
Other operating activities		(3,227)	1,457
Net change in working capital	24	(31,971)	(3,327)
Cash provided by operating activities		174,769	106,195

Investing activities
Gibraltar capitalized stripping costs	14	(59,864)	(26,349)
Gibraltar capital expenditures	14	(27,863)	(20,349)
Florence Copper development costs	14	(42,871)	(15,294)
Other project development costs	14	(3,058)	(3,504)
Purchase of copper price options	7	(15,837)	(5,110)
Proceeds from copper put options		-	6,104
Net proceeds from the sale of marketable securities		-	7,270
Other investing activities		1,781	(2,411)
Cash used for investing activities		(147,712)	(59,643)

Financing activities
Net proceeds from issuance of senior secured notes	17a	496,098	-
Repayment of senior secured notes	17a	(317,225)	-
Redemption cost on settlement of senior secured notes	9	(8,714)	-
Financing fees paid	17b	(1,451)	-
Interest paid		(25,590)	(32,891)
Repayment of equipment loans and leases	17f	(19,737)	(14,362)
Proceeds from equity issuance, net of costs		-	34,299
Proceeds from exercise of stock options		2,406	1,018
Cash provided by (used for) financing activities		125,787	(11,936)
Effect of exchange rate changes on cash and equivalents		(1,187)	(2,704)
Increase in cash and equivalents		151,657	31,912
Cash and equivalents, beginning of year		85,110	53,198
Cash and equivalents, end of year		236,767	85,110

Supplementary cash flow disclosures	24

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2020	436,318	51,622	6,827	(193,081)	301,686
Common shares issued, net of issue costs	34,299	-	-	-	34,299
Tax effect on share issue costs	802	-	-	-	802
Share-based compensation	-	2,244	-	-	2,244
Exercise of options	1,451	(433)	-	-	1,018
Total comprehensive income (loss) for the year	-	-	847	(23,524)	(22,677)
Balance at December 31, 2020	472,870	53,433	7,674	(216,605)	317,372

Balance at January 1, 2021	472,870	53,433	7,674	(216,605)	317,372
Share-based compensation	-	3,293	-	-	3,293
Exercise of options	3,729	(1,323)	-	-	2,406
Total comprehensive income (loss) for the year	-	-	(1,025)	36,472	35,447
Balance at December 31, 2021	476,599	55,403	6,649	(180,133)	358,518

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements
(Cdn$ in thousands)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2021 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company's operations.

2. BASIS OF PREPARATION

2.1 Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Comparative prior year figures presented in the statement of cash flows under investing activities have been reclassified to conform to the current year's presentation.

These consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2022.

2.2 Basis of measurement, judgment and estimation

These consolidated financial statements have been prepared on a historical cost basis except those measured at fair value through profit or loss, fair value through other comprehensive income.

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Foreign currency non-monetary assets and liabilities, revenues and expenses are translated into Canadian dollars at the prevailing rate of exchange on the dates of the transactions. Any gains and losses are included in profit and loss. The Company's US subsidiary measures the items in its financial statements using the US dollar as its functional currency. The assets and liabilities of the US subsidiary are translated into Canadian dollars using the period end exchange rate. The income and expenses are translated into Canadian dollars at the weighted average exchange rates to the period end reporting date. Any gains and losses on translation are included in accumulated other comprehensive income ("AOCI"). All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, reserve and resource estimates, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue (Note 18), provisions for environmental rehabilitation, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation, including determination of appropriate discount rates; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, provisions for environmental rehabilitation, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

The Company continues to evaluate the potential impacts of the coronavirus ("COVID-19") on all aspects of its business. The Company also continues to act to ensure the health and safety of our employees, contractors and the communities in which we operate is paramount and in accordance with public safety direction from governments and public health authorities. The duration and magnitude of COVID-19's effects on the economy, movement of goods and services across international borders, the copper market, and on the Company's financial and operational performance remains uncertain at this time.

Should the duration, spread or intensity of the COVID-19 pandemic deteriorate in the future, there could be a potentially material and negative impact on the Company's operating plan, its cash flows, and the valuation of its long-lived assets, potential future decreases in revenue from the sale of its products and the profitability of its ongoing operations. As of the date of these statements, there has not been any direct impact on the Company's operations as a result of COVID-19.

2.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and controlled entities as at December 31, 2021. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the date the Company gains control until the date the Company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company's accounting policies. All intercompany transactions between the subsidiaries of the Company are eliminated in full on consolidation.

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately.

2.4 Significant Accounting Policies

(a) Revenue recognition.

Under IFRS 15, Revenue Contracts with Customers, revenue is recognized when a customer obtains control of the goods or services and the Company has satisfied its performance obligations. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. Cash received in advance of meeting these conditions is recorded as advance payments on product sales. In the case of Gibraltar’s copper concentrate, control is generally transferred upon shipment of the product as product is placed over the ship’s rails or in limited circumstances, upon delivery to the concentrate shed at the shipping port.

Under the terms of the Company's concentrate sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales, net of treatment and refining charges are recorded when the customer obtains control of the concentrate, based on an estimate of metal contained using initial asay results and forward market prices for the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

(b) Cash and equivalents

Cash and equivalents consist of cash and highly-liquid investments having terms of three months or less from the date of acquisition and that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

(c) Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company's consolidated financial statements.

A financial asset is classified as measured at fair value and subsequently at either: amortized cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value through Profit or Loss (FVPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) it is not designated as FVPL. This category of financial assets is subsequently measured at amortized cost using the effective interest method, and reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis. Equity investments measured at FVOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset as FVPL if doing so significantly reduces an accounting mismatch that would otherwise arise. Financial assets classified as FVPL are subsequently measured at fair value, with net gains and losses, including any interest or dividend income, recognized in profit or loss.

Financial assets at amortized cost

Financial assets at amortized cost are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include cash and cash equivalents and accounts receivables.

Financial assets at fair value through other comprehensive income (FVOCI)

Marketable securities, investment in subscription receipts and reclamation deposits are designated as FVOCI and recorded at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

All financial assets not classified as measured at amortized cost or FVOCI are measured at fair value through profit or loss (FVPL). Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVPL. Financial instruments classified as FVPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include derivative financial instruments that the Company acquires to manage exposure to commodity price fluctuations. These instruments are non-hedge derivative instruments.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities and long-term debt under this method.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(d) Exploration and evaluation

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred.

Capitalization of development costs as mineral property, plant and equipment commences once the technical feasibility and commercial viability of the extraction of mineral reserve and resources associated with the Company's evaluation properties are established and management has made a decision to proceed with development.

(e) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation and amortization; freight; and overhead costs. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventories into saleable form.

Ore stockpiles represent stockpiled ore that have not yet completed the production process, and are not yet in a saleable form. Finished goods inventories represent metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(f) Property, plant and equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the asset less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

Mineral properties

Mineral properties consist of the cost of acquiring, permitting and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which the capitalized costs relate.

Property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. When management has not made a determination that technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the entire amount is considered property acquisition costs and not amortized. When such property moves into development, the property acquisition cost asset is transferred to mineral properties within property, plant and equipment.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve; capitalized project development costs; and capitalized interest.

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are assets that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

Leased assets

The Company has adopted IFRS 16, Leases effective January 1, 2019 using the modified retrospective method. The Company assesses whether a contract is a lease or contains a lease, at the inception of a contract. The Company recognizes a right-of-use asset ("ROU asset") and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the exception of short-term and low value leases, which are recognized on a straight-line basis over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement date, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is subject to testing for impairment if there is an indicator of impairment.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in property, plant, and equipment, (Note 14) and the lease liability is included in debt in the consolidated balance sheet (Note 17).

Impairment

The carrying amounts of the Company's non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (CGU) is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash flows of other assets or CGU's. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

The carrying amount of the CGU to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any goodwill impairment is recognized as an expense in the profit or loss. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

(g) Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(h) Share-based compensation

The fair-value method is used for the Company's share-based payment transactions. Under this method, the cost of share options and equity-settled performance share units is recorded based on their estimated fair value at the grant date, including an estimate of the forfeiture rate. The fair value of the share options and performance share units is expensed on a graded amortization basis over the vesting period of the awards, with a corresponding increase in equity.

Share-based compensation expense relating to cash-settled awards, including deferred share units, is recognized based on the quoted market value of the Company's common shares on the date of grant. The related liability is re-measured to fair value each reporting period to reflect changes in the market value of the Company's common shares, with changes in fair value recorded in net profit (loss).

(i) Provisions

Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials, including water treatment; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision for environmental rehabilitation ("PER") is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in earnings as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized increasing the carrying amount of the related asset, and is amortized to earnings on a unit-of-production basis. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are a number of factors that will affect the ultimate liability. These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows, changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(j) Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method. Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, the finance component on deferred revenue, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and cash equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

(k) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted. There is no dilution impact when the Company incurs a loss.

(l) Interests in joint arrangements

IFRS defines a joint arrangement as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control.

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to its interests in joint operations, the Company recognizes its:

•	Assets, including its share of any assets held jointly;
•	Liabilities, including its share of any liabilities incurred jointly;
•	Revenue from the sale of its share of the output arising from the joint operation; and
•	Expenses, including its share of any expenses incurred jointly.

2.5 New accounting standards and interpretations

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard.

New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's audited consolidated financial statements.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)
3. INTEREST IN GIBRALTAR JOINT VENTURE

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. (Cariboo) whereby the Company contributed certain assets and liabilities of the Gibraltar mine, operating in British Columbia, into an unincorporated joint venture to acquire a 75% interest in the joint venture. Cariboo contributed $186,800 to purchase the remaining 25% interest.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventories, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations. Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture. The Company continues to be the operator of the Gibraltar mine.

The Company has joint control over the joint arrangement and as such consolidates its 75% portion of all the joint venture's assets, liabilities, income and expenses.

The following is a summary of the Gibraltar joint venture financial information on a 100% basis.

	As at December 31,
	2021	2020
Cash and equivalents	43,387	46,440
Other current assets	119,833	88,814
Current assets	163,220	135,254
Non-current assets	959,828	927,211

Accounts payable and accrued liabilities	43,409	53,662
Other current financial liabilities	31,500	23,703
Current liabilities	74,909	77,365
Long-term debt	21,343	40,178
Provision for environmental rehabilitation	108,916	97,432
Non-current liabilities	130,259	137,610

	Years ended December 31,
	2021	2020
Revenues	578,736	458,305
Production costs	(271,364)	(298,988)
Depletion and amortization	(102,209)	(139,643)
Other operating expense	(4,349)	(4,529)
Interest expense	(4,379)	(5,689)
Interest income	40	82
Foreign exchange gain (loss)	(1,042)	348
Comprehensive income for joint arrangement	195,433	9,886

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

4. REVENUE

	Years ended December 31,
	2021	2020
Copper contained in concentrate	401,514	331,584
Copper price adjustments on settlement	8,098	9,394
Molybdenum concentrate	28,862	18,842
Molybdenum price adjustments on settlement	2,580	460
Silver (Note 18)	5,010	5,218
Total gross revenue	446,064	365,498
Less: Treatment and refining costs	(12,786)	(22,231)
Revenue	433,278	343,267

5. COST OF SALES

	Years ended December 31,
	2021	2020
Site operating costs	201,964	216,415
Transportation costs	17,845	18,248
Changes in inventories of finished goods	(11,795)	939
Changes in inventories of ore stockpiles	(5,128)	(11,361)
Production costs	202,886	224,241
Depletion and amortization	66,587	95,301
Cost of sales	269,473	319,542

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

During the year ended December 31, 2020, site operating costs and general administrative expenses include $6,013 and $364, respectively, for benefits related to claims submitted by the Company for the Canada Emergency Wage Subsidy. No claims were submitted for 2021.

6. COMPENSATION EXPENSE

	Years ended December 31,
	2021	2020
Wages, salaries and benefits	82,344	71,481
Post-employment benefits	1,765	1,986
Share-based compensation expense (Note 21c)	5,762	5,310
	89,871	78,777

Compensation expense is presented as a component of cost of sales and general and administrative expense, and project development costs.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

7. DERIVATIVE INSTRUMENTS

During the year ended December 31, 2021, the Company purchased copper put option contracts for 41 million pounds of copper with maturity dates ranging from July 2021 through to December 2021, at a strike price of US$3.75, at a total cost of $11,143. In May 2021, the Company purchased copper collar contracts for a total of 43 million pounds of copper with maturity dates ranging from January 2022 to June 2022, with a minimum copper strike price of US$4.00 per pound and a ceiling price of US$5.60 per pound, at a total cost of $4,693.

During the year ended December 31, 2020, the Company purchased copper put option contracts for 59.5 million pounds of copper with maturity dates ranging from January 2020 through to December 2020, at strike prices between US$2.30 and US$2.60 per pound, at a total cost of $1,742. In addition, during the quarter ended December 31, 2020, the Company purchased copper put option contracts for 37.5 million pounds of copper with maturity dates from January 2021 to June 2021 at strike prices between $2.80 and $3.20 per pound, at a total cost of $3,368.

The Company purchased fuel call options during 2020 for diesel with maturity dates ranging from April 2020 to March 2021, at a total cost of $916. During the year ended December, 31, 2021, the Company received proceeds of $717 on diesel fuel call options that settled during the year. There were no fuel call options outstanding at December 31, 2021.

	Years ended December 31,
	2021	2020
Net realized (gain) loss on settled copper puts	14,511	(4,361)
Net unrealized (gain) loss on outstanding copper options	(1,064)	1,853
Realized (gain) loss on fuel call options	(470)	602
Unrealized (gain) loss on fuel call options	31	(31)
	13,008	(1,937)

Details of the outstanding copper price option contracts at December 31, 2021 are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper collar contracts	42.7 million lbs	US$4.00/per lb US$5.60/per lb	H1 2022	4,693	3,904

In January and February of 2022, the Company purchased copper collar contracts for a total of 42 million pounds of copper with maturity dates ranging from July 2022 to December 2022, with a minimum copper strike price of US$4.00 per pound and a ceiling price of US$5.40 per pound.

8. OTHER INCOME

	Years ended December 31,
	2021	2020
Management fee income	1,180	1,198
Other operating income, net	303	297
	1,483	1,495

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

9. FINANCE EXPENSES

	Years ended December 31,
	2021	2020
Interest expense	38,853	34,650
Amortization of financing fees	2,040	2,638
Finance expense - deferred revenue (Note 18)	5,549	5,172
Accretion on PER (Note 19)	373	550
Finance income	(678)	(249)
Loss on settlement of long-term debt (Note 17a)	5,798	-
	51,935	42,761

For the year ended December 31, 2021, interest expense includes $1,728 (2020 - $2,012) from lease liabilities and lease related obligations.

As part of the senior secured notes refinancing completed in February, the Company redeemed its US$250 million senior secured notes on March 3, 2021, which resulted in an accounting loss of $5,798, comprised of the write-off of deferred financing costs of $4,025 and additional interest costs paid over the call period of $1,773.

The Company also also paid a one-time redemption call premium of $6,941 on the settlement of the 2022 Notes, which is not included in net financing expenses shown above.

10. INCOME TAX

(a) Income tax expense (recovery)

	Years ended December 31,
	2021	2020
Current income tax:
Current expense	3,203	1,769
Deferred income tax:
Origination and reversal of temporary differences	31,129	(10,648)
Deferred tax adjustments related to prior periods	9	(217)
Deferred income tax expense (recovery)	31,138	(10,865)
Income tax expense (recovery)	34,341	(9,096)

(b)  Effective tax rate reconciliation

	Years ended December 31,
	2021	2020
Income tax at Canadian statutory rate of 36.5% (2020: 36.5%)	25,840	(11,922)
Permanent differences	13,110	4,189
Foreign tax rate differential	96	(3)
Unrecognized tax benefits	(4,714)	(1,143)
Deferred tax adjustments related to prior periods	9	(217)
Income tax expense (recovery)	34,341	(9,096)

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(c) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2021	2020
Property, plant and equipment	(190,768)	(154,587)
Other financial assets	6,156	5,714
Provisions	22,746	20,422
Tax loss carry forwards	91,680	89,391
Deferred tax liability	(70,186)	(39,060)

(d)  Unrecognized deferred tax assets and liabilities

	As at December 31,
	2021	2020
Deductible temporary differences:
Debt	56,921	58,643
Losses and tax pools	30,523	30,523
Other financial assets	13,879	12,304
Deferred tax asset:
Debt	7,655	7,873
Losses and tax pools	8,241	8,241
Other financial assets	1,873	1,672

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized deferred tax liabilities.

Losses and tax pools of $30,523 (2020: $30,523) relate to non-capital losses in Canada which expire between 2027 and 2039.

11. ACCOUNTS RECEIVABLE

	As at December 31,
	2021	2020
Trade and settlement receivables	5,859	4,676
Goods and services tax receivable	1,099	1,358
Other receivables	2,646	655
	9,604	6,689

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

12. INVENTORIES

	As at December 31,
	2021	2020
Ore stockpiles	31,845	21,946
Copper contained in concentrate	19,831	7,948
Molybdenum concentrate	310	398
Materials and supplies	27,885	28,549
	79,871	58,841

During the year ended December 31, 2021, the Company recorded a recovery of $4,561 (2020: loss of $5,353) to adjust the carrying value of ore stockpiles to cost, of which $1,510 (2020: $2,216) is recorded in depletion and amortization and the balance in production costs.

13. OTHER FINANCIAL ASSETS

	As at December 31,
	2021	2020
Current:
Marketable securities	3,110	1,791
Copper price options (Note 7)	3,904	1,514
Fuel call options (Note 7)	-	278
	7,014	3,583
Long-term:
Investment in private companies	1,200	1,200
Reclamation deposits	434	2,825
Restricted cash	1,268	1,273
	2,902	5,298

The Company holds strategic investments in publicly-traded and privately owned mineral exploration and development companies, including marketable securities and subscription receipts. Marketable securities and the investment in privately owned companies are accounted for at fair value through other comprehensive income (FVOCI).

In December, 2021, the Company arranged for the issuance of a letter of credit for US$1,500 to replace the cash collateral with a surety bond provider, as security for outstanding surety bonds issued to the federal and state regulators for the Florence Copper project.

During the year ended December 31, 2020, the Company received net proceeds of $7,270 from the sale of marketable securitites of a publicly traded company and the resulting gain is recognized in other comprehensive income.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

14. PROPERTY, PLANT & EQUIPMENT

Cost	Property acquisition costs	Mineral properties	Plant and equipment	Construction in progress	Total
At January 1, 2020	111,644	387,404	748,295	-	1,247,343
Additions	-	44,454	22,351	12,660	79,465
Changes in rehabilitation cost asset	-	12,906	-	-	12,906
Disposals	-	-	(7,023)	-	(7,023)
Foreign exchange translation	(1,749)	(693)	(1,029)	-	(3,471)
Transfers between categories	-	-	7,334	(7,334)	-
At December 31, 2020	109,895	444,071	769,928	5,326	1,329,220
Additions	-	82,343	46,921	35,358	164,622
Changes in rehabilitation cost asset	-	12,087	-	-	12,087
Disposals	-	-	(13,283)	-	(13,283)
Foreign exchange translation	(369)	(186)	(255)	-	(810)
Transfers between categories	-	-	17,944	(17,944)	-
At December 31, 2021	109,526	538,315	821,255	22,740	1,491,836

Accumulated depreciation
At January 1, 2020	-	231,114	258,223	-	489,337
Depletion and amortization	-	59,540	43,929	-	103,469
Disposals	-	-	(6,205)	-	(6,205)
At December 31, 2020	-	290,654	295,947	-	586,601
Depletion and amortization	-	34,979	44,144	-	79,123
Disposals	-	-	(11,727)	-	(11,727)
At December 31, 2021	-	325,633	328,364	-	653,977

Net book value
At December 31, 2020	109,895	153,417	473,981	5,326	742,619
At December 31, 2021	109,526	212,682	492,891	22,740	837,839

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

	As at December 31,
	2021	2020
Net book value beginning of period	742,619	758,006
Additions:
Gibraltar capitalized stripping costs	69,228	30,918
Gibraltar capital expenditures	29,251	23,057
Florence Copper development costs	58,667	18,059
Yellowhead development costs	2,603	2,409
Aley development costs	455	1,095
Other items:
Right of use assets	4,418	3,927
Rehabilitation costs asset	12,087	12,906
Disposals	(1,556)	(818)
Foreign exchange translation	(810)	(3,471)
Depletion and amortization	(79,123)	(103,469)
Net book value at December 31	837,839	742,619

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2020	504,995	203,079	18,649	13,861	2,035	742,619
Net additions	101,281	58,679	2,603	455	48	163,066
Changes in rehabilitation cost asset (Note 19)	12,087	-	-	-	-	12,087
Depletion and amortization	(78,722)	(14)	-	-	(387)	(79,123)
Foreign exchange translation	-	(810)	-	-	-	(810)
At December 31, 2021	539,641	260,934	21,252	14,316	1,696	837,839

During the year, the Company capitalized development costs of $58,667 (2020: $18,059) for the Florence Copper project. Since its acquisition of Florence Copper in November 2014, the Company has incurred and capitalized a total of $163.8 million in project development and other costs.

Non-cash additions to property, plant and equipment of Gibraltar include $9,364 (2020: $4,569) of depreciation on mining assets related to capitalized stripping.

Since January 1, 2020 development costs for Yellowhead of $5,012 have been capitalized as mineral property, plant and equipment.

Depreciation related to the right of use assets for the year ended December 31, 2021 was $3,941 (2020: $4,270).

15. GOODWILL

Goodwill was recorded on the Company's acquisition of Curis Resources Ltd. ("Curis") in 2014 which at the time indirectly owned 100% of the Florence Copper Project. During the year ended December 31, 2021, the carrying value of the goodwill decreased by $23 as a result of foreign currency translation.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

The Company performed an annual goodwill impairment test and the recoverable amount of the Curis CGU was calculated to be higher than its carrying amount and no impairment loss was recognized.

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2021	2020
Trade payables	30,100	32,775
Accrued liabilities	25,560	18,972
	55,660	51,747

17. DEBT

	As at December 31,
	2021	2020
Current:
Lease liabilities (c)	9,625	8,094
Secured equipment loans (d)	6,539	7,536
Lease related obligations (e)	2,141	1,987
	18,305	17,617
Long-term:
Senior secured notes (a)	497,388	313,965
Other financing fees (b)	(1,352)	-
Lease liabilities (c)	6,067	11,829
Secured equipment loans (d)	6,025	12,536
Lease related obligations (e)	5,316	7,457
	513,444	345,787
Total debt	531,749	363,404

(a) Senior secured notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes"). The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15. A portion of the proceeds were used to redeem the outstanding US$250 million 8.75% Senior Secured Notes (the "2022 Notes") due on June 15, 2022. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $167 million (US$131 million) are available for capital expenditures, including at its Florence Copper project and Gibraltar mine, working capital and for general corporate purposes.

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc. The 2026 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries. The 2026 Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to February 15, 2023, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. Until February 15, 2023, the Company may redeem up to 10% of the aggregate principal amount of the notes, at a redemption price of 103%, plus accrued and unpaid interest to the date of redemption. In addition, until February 15, 2023, the Company may redeem up to 40% of the aggregate principal amount of the notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2026 Notes are redeemable at the option of the holder at a price of 101%.

The settlement of the 2022 Notes resulted in finance expenses as further described in Note 9.

(b) Revolving Credit Facility

On October 6, 2021, the Company closed a secured US$50 million revolving credit facility (the "Facility"). The Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as, the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc. The Facility matures on April 3, 2025 and is extendable annually thereafter. The Facility will be available for capital expenditures, working capital and general corporate purposes. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin and have a standby fee of 1.125%.

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a leverage ratio, an interest coverage ratio, a minimum tangible net worth and a minimum liquidity amount as defined under the Facility. The Company was in compliance with these covenants as at December 31, 2021.

(c) Lease liabilities

Lease liabilities include the Company's outstanding lease liabilities under IFRS 16. At December 31, 2021, the net carrying amount of leased assets was $28,823 (2020: $32,449). The lease liabilities have monthly repayment terms ranging between 12 and 84 months and with interest rates between 1.2% and 11.9%.

(d) Secured equipment loans

The equipment loans are secured by some of the existing mobile mining equipment at the Gibraltar mine and commenced between June, 2018 and August of 2019 with monthly repayment terms ranging between 48 and 60 months and with interest rates ranging between 5.2% to 6.4%.

(e) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment. The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(f) Debt continuity

The following schedule shows the continuity of total debt for the years ended December 31, 2021 and 2020:

	As at December 31,
	2021	2020
Total debt as at January 1	363,404	373,485
Settlement of 2022 Notes	(317,225)	-
Foreign exchange gain	(1,075)	-
Write-off of deferred financing charges	4,025	-
Issuance of 2026 Notes	507,560	-
Deferred financing charges	(12,913)	-
Lease additions	6,042	8,131
Lease liabilities and equipment loans repayments	(19,737)	(14,362)
Unrealized foreign exchange gain	(488)	(6,541)
Amortization of deferred financing charges	2,156	2,691
Total debt as at December 31	531,749	363,404

18. DEFERRED REVENUE

	As at December 31,
	2021	2020
Current:
Customer advance payments (a)	5,297	-
Osisko - silver stream agreement (b)	8,144	5,604
Current portion of deferred revenue	13,441	5,604
Long-term portion of deferred revenue (b)	45,356	47,154
Total deferred revenue	58,797	52,758

(a) Customer advance payments

At December 31, 2021, the Company had received advance payments on 1.3 million pounds (100% basis) of copper concentrate finished goods inventory.

(b) Silver stream purchase and sale agreement
On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

On April 24, 2020, Taseko entered into an amendment to its silver stream with Osisko and received $8,510 in exchange for reducing the delivery price of silver from US$2.75 per ounce to . The amendment is accounted for as a contract modification under IFRS 15 Revenue from Contracts with Customers. The funds received are available for general working capital purposes.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company's obligations under the agreement are secured by a pledge of Taseko's 75% interest in the Gibraltar joint venture.

The Company recorded the deposits from Osisko as deferred revenue and recognizes amounts in revenue as silver is delivered. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The following table summarizes changes in the Osisko deferred revenue:

Balance at January 1, 2020	43,991
Additional deposit on silver stream amendment	8,510
Finance expense (Note 9)	5,172
Amortization of deferred revenue	(4,915)
Balance at December 31, 2020	52,758
Finance expense (Note 9)	5,549
Amortization of deferred revenue	(4,807)
Balance at December 31, 2021	53,500

19. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2021	2020
Beginning balance at January 1	78,983	66,373
Change in estimates	12,087	12,906
Accretion	373	550
Settlements	(3,846)	(728)
Foreign exchange differences	(26)	(118)
Ending balance at December 31	87,571	78,983

The PER represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities. The majority of these expenditures occur after the end of the life of the related operation. For the Gibraltar mine, it is anticipated that these costs will be incurred over a period of at least 100 years beyond the end of the current mine life based on known reserves. The change in the PER during 2021 is primarily due to changes in the risk-free discount rates applied in determining the obligation.

As at December 31, 2021, the PER was calculated on a present value basis for closure costs to be incurred in the first 30 years using a nominal risk-free discount rate of 1.79% (2020 - 1.63%) based on the 30 year overnight index swap (OIS) rate. For discounting annual closure cashflows beyond 30 years, a risk free yield curve was extrapolated from the implied OIS swap rate for liquid, investment grade corporate bonds with durations between 50 to 100 years. A nominal risk free rate of up to 2.61% was utilized in 2021 (2020 - 2.86%) for discounting closure costs up to 100 years from the estimated date of site closure for Gibraltar based on current reserves. A long-term inflation rate range between 1.82% to 1.50% (2020 - 1.49%) over tenors between 30 to 100 years was applied to derive nominal cash flow estimates.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

PER estimates are reviewed regularly and there have been adjustments to the amount and timing of cash flows as a result of updated information. Assumptions are based on the current economic environment, but actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation will depend on when the mine ceases production which, in turn, will depend on future mineral reserves, metal prices, operating conditions and many other factors which are inherently uncertain.

As at December 31, 2021, the Company has provided letters of credit and surety bonds to the regulatory authorities for its share of reclamation obligations totalling $37.5 million for Gibraltar and $12.4 million for Florence. On January 31, 2022, the Company provided additional surety of $21.9 million for its 75% share of Gibraltar reclamation security. Security for reclamation obligations is returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring and maintenance requirements.

20. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding at January 1, 2020	246,194
Common shares issued	34,322
Exercise of share options	1,599
Common shares outstanding at December 31, 2020	282,115
Exercise of share options	2,777
Common shares outstanding at December 31, 2021	284,892

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

In November 2020, the Company completed a common share offering for a total of 34,322,138 common shares of the Company at the price of US$0.83 per offered share for net proceeds of $34,299.

(b) Contributed surplus

Contributed surplus represents employee entitlements to equity settled share-based awards that have been charged to the statement of comprehensive income and loss in the periods during which the entitlements were accrued and have not yet been exercised.

(c) Accumulated other comprehensive income ("AOCI")

AOCI is comprised of the cumulative net change in the fair value of FVOCI financial assets and cumulative translation adjustments arising from the translation of foreign subsidiaries.

21. SHARE-BASED COMPENSATION

(a) Share Options

The Company has an equity settled share option plan approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 9.5% of the Company's outstanding common shares may be granted. The maximum allowable number of outstanding options to independent directors as a group at any time is 1% of the Company's outstanding common shares. The exercise price of an option is set at the time of grant using the five-day volume weighted average price of the common shares. Options are exercisable for a maximum of five years from the effective date of grant under the plan. Vesting conditions of options are at the discretion of the Board of Directors at the time the options are granted.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

	Options (thousands)	Average price
Outstanding at January 1, 2020	10,756	1.12
Granted	1,835	0.85
Exercised	(1,599)	0.53
Cancelled/forfeited	(74)	1.31
Expired	(1,949)	1.02
Outstanding at January 1, 2021	8,969	1.19
Granted	2,402	1.60
Exercised	(2,777)	0.93
Expired	(324)	2.86
Outstanding at December 31, 2021	8,270	1.33
Exercisable at December 31, 2021	6,098	1.31

During the year ended December 31, 2021, the Company granted 2,402,000 (2020 - 1,835,000) share options to directors, executives and employees, exercisable at an average exercise price of $1.60 per common share (2020 - $0.85 per common share) over a five year period. The total fair value of options granted was $2,114 (2020 - $844) based on a weighted average grant-date fair value of $0.88 (2020 - $0.46) per option.

Range of exercise price	Options (thousands)	Average life (years)
$0.38 to $0.75	1,727	2.41
$0.76 to $1.00	2,248	2.00
$1.01 to $1.42	811	2.25
$1.43 to $1.86	2,215	4.09
$1.87 to $2.86	1,269	1.04
	8,270	2.15

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

	At December 31,
	2021	2020
Expected term (years)	5.0	5.0
Forfeiture rate	0%	0%
Volatility	67%	65%
Dividend yield	0%	0%
Risk-free interest rate	0.4%	1.1%
Weighted-average fair value per option	$0.88	$0.46

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(b) Deferred Share Units and Performance Share Units

The Company has adopted a Deferred Share Unit ("DSU") Plan (the "DSU Plan") that provides for an annual grant of DSUs to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in the first instance be used to assist in complying with the Company's share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company. A long-term financial liability of $4,643 has been recorded at December 31, 2021 (2020 - $3,525), representing the fair value of the liability, which is based on the Company's stock price at the reporting period date.

The Company has established a Performance Share Unit ("PSU") Plan (the "PSU Plan") whereby PSUs are issued to executives as long-term incentive compensation. PSUs issued under the Plan entitle the holder to a cash or equity payment (as determined by the Board of Directors), at the end of a three-year performance period equal to the number of PSU's granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company's total shareholder return to those achieved by a peer group of companies.

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2020	2,354	1,675
Granted	572	1,375
Settled	(803)	(400)
Outstanding at January 1, 2021	2,123	2,650
Granted	198	530
Settled	(535)	(400)
Outstanding at December 31, 2021	1,786	2,780

During the year ended December 31, 2021, 198,000 DSUs were issued to directors (2020 - 572,000) and 530,000 PSUs to senior executives (2020 - 1,375,000). The fair value of DSUs and PSUs granted was $1,235 (2020 - $1,856), with a weighted average fair value at the grant date of $1.58 per unit for the DSUs (2020 - $0.72 per unit) and $1.74 per unit for the PSUs (2020 - $1.05 per unit).

(c) Share-based compensation expenses

Share based compensation expense is comprised as follows:

	Years ended December 31,
	2021	2020
Share options - amortization	2,142	1,013
Performance share units - amortization	1,151	1,231
Change in fair value of deferred share units	2,469	3,066
	5,762	5,310

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

22. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Year ended December 31,
	2021	2020
Net income (loss) attributable to common shareholders - basic and diluted	36,472	(23,524)
(in thousands of common shares)
Weighted-average number of common shares	283,593	250,529
Effect of dilutive securities:
Stock options	3,911	-
Weighted-average number of diluted common shares	287,504	250,529
Income (loss) per common share
Basic earnings per share	0.13	(0.09)
Diluted earnings per share	0.13	(0.09)

23. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at December 31, 2021 are presented in the following table:

2022	4,146
2023	3,291
2024	3,291
2025	3,291
2026	823
2027 and thereafter	-
Total commitments	14,842

As at December 31, 2021, the Company had outstanding capital commitments of $38,415 (2020: $2,733).

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $10,079 as at December 31, 2021.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

24. SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2021	2020
Change in non-cash working capital items
Accounts receivable	(2,915)	7,409
Inventories	(16,713)	(11,292)
Prepaids	(1,921)	(1,584)
Accounts payable and accrued liabilities[1]	(12,984)	2,967
Advance payment on product sales	5,297	-
Interest payable	65	(7)
Income tax payable	(2,800)	(820)
	(31,971)	(3,327)
Non-cash investing and financing activities
Assets acquired under capital lease	1,644	4,267
Right-of-use assets	4,398	3,864

1Excludes accounts payable and accrued liability changes on capital expenditures.

25. FINANCIAL RISK MANAGEMENT

(a) Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management's assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.

(b) Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk. Financial instruments affected by market risk include: cash and equivalents; accounts receivable; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt and derivatives.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys copper put options in order to reduce commodity price risk. The derivative instruments employed by the Company are considered to be economic hedges but are not designated as hedges for accounting purposes.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)
Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable. The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

	As at December 31,
	2021	2020
Copper increase/decrease by US$0.10/lb.[1]	1,143	2,588

1The analysis is based on the assumption that the year-end copper price increases/decreases US$0.10/lb. with all other variables held constant. At December 31, 2021, 12 million (2020: 20 million) pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at December 31, 2021 of CAD/USD 1.27 (2020: 1.27) was used in the analysis.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and cash equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. This assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

	Years ended December 31,
	2021	2020
Fair value sensitivity for fixed-rate instruments
Senior secured notes	(2,371)	(1,696)
Lease liabilities	(157)	(61)
Lease related obligations	(65)	(83)
Secured equipment loans	(117)	(142)
	(2,710)	(1,982)
Cash flow sensitivity for variable-rate instruments
Cash and equivalents	1,602	617

Currency risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposure arises from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar. The Company's potential currency exposures comprise translational exposure in respect of non-functional currency monetary items, and transactional exposure in respect of non-functional currency revenues and expenditures.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company's shareholders equity and earnings after tax would both increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

	Years ended December 31,
	2021	2020
Cash and equivalents	(13,656)	(6,213)
Accounts receivable	(847)	(412)
Accounts payable and accrued liabilities	1,522	563
Senior secured notes	37,992	23,321
Equipment loans	266	414
Lease liabilities	20	40

The Company's financial asset and liability profile may not remain constant and, therefore, these sensitivities should be used with care.

(c)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows. There were no defaults on loans payable during the year.

(d) Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts. The Company deals with a limited number of counterparties for its metal sales. The Company had two significant customers in 2021 that represented 82% of gross copper concentrate revenues (2020: two customers accounted for 88% of gross copper concentrate revenues). The trade receivable balance at December 31, 2021 is comprised of three customers (2020: three customers). There are no impairments recognized on the trade receivables.

(e) Fair values of financial instruments

The fair values of the senior secured notes is $527,958 and the carrying value is $497,388 at December 31, 2021. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company uses the fair value hierarchy described in Note 2.4(c) for determining the fair value of instruments that are measured at fair value.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

	Level 1	Level 2	Level 3	Total
December 31, 2021
Financial assets designated as FVPL
Derivative asset copper put and call options	-	3,904	-	3,904
	-	3,904	-	3,904
Financial assets designated as FVOCI
Marketable securities	3,110	-	-	3,110
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	3,544	-	1,200	4,744
December 31, 2020
Financial assets designated as FVPL
Derivative asset copper put options	-	1,514	-	1,514
Derivative asset fuel call options	-	278	-	278
	-	1,792	-	1,792
Financial assets designated as FVOCI
Marketable securities	1,791	-	-	1,791
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	2,825	-	-	2,825
	4,616	-	1,200	5,816

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at December 31, 2021.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At December 31, 2021, the Company had settlement receivables of $4,885 (2020 - $4,676).

The investment in private companies, a Level 3 instrument, are valued based on a management estimate. As this is an investment in a private exploration and development company, there are no observable market data inputs. At December 31, 2021 the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

(f) Capital management

The Company's primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, credit facilities and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back or repay debt, sell assets, or return capital to shareholders.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

	As at December 31,
	2021	2020
Cash	(236,767)	(85,110)
Current portion of long-term debt	18,305	17,617
Long-term debt	513,444	345,787
Net debt	294,982	278,294
Shareholders' equity	358,518	317,372
In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors the covenants on its long-term debt to ensure compliance. The Company's investment policy is to invest cash in highly liquid interest-bearing investments that are readily convertible to known amounts of cash. There were no changes to the Company's approach to capital management during the year ended December 31, 2021.

26. RELATED PARTIES

(a) Principal Subsidiaries

	Ownership interest
	as at December 31,
	2021	2020
Gibraltar Mines Ltd.	100%	100%
Curis Holdings (Canada) Ltd.	100%	100%
Florence Holdings Inc.	100%	100%
Florence Copper Inc.	100%	100%
Aley Corporation	100%	100%
Yellowhead Mining Inc.	100%	100%

(b) Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain key management personnel. This retirement compensation arrangement ("RCA" Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-months' salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-month to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

Executive officers and directors also participate in the Company's share option program (Note 21).

	Year ended December 31,
	2021	2020
Salaries and benefits	6,252	6,527
Post-employment benefits	1,672	1,827
Share-based compensation expense	5,011	4,963
	12,935	13,317

Compensation for key management personnel (includes all members of the Board of Directors and executive officers) is as follows:

(c) Related party transactions

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of Gibraltar. Net management fee income in 2021 was $1,227 (2020: $1,291). In addition, the Company pays certain expenses on behalf of the Gibraltar joint venture and invoices the joint venture for these expenses. In 2021, net reimbursable compensation expenses and third party costs of $343 (2020: $190) were charged to the joint venture.